                                  UNITED STATES
                        SECURITIES AND EXHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 16 )*


                            Reebok International Ltd.
             -------------------------------------------------------
                                (NAME OF ISSUER)


                                  Common Stock
             -------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    758110100
             -------------------------------------------------------
                                 (CUSIP NUMBER)


             -------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]   Rule 13d-1(b)

         [ ]   Rule 13d-1(c)

         [X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 758110100                13G                      Page 2 of 4 Pages


-------------------------------------------------------------------------------
   1.   NAME OF REPORTING PERSONS  PAUL B. FIREMAN
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only)
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a)  [ ]


        (b) [X] MR. FIREMAN IS THE HUSBAND OF PHYLLIS FIREMAN, WHO OWNS 4,004,526 SHARES AND WHO FILES SEPARATELY.
-------------------------------------------------------------------------------
   3.   SEC USE ONLY

-------------------------------------------------------------------------------
   4.   CITIZENSHIP OR PLACE OF ORGANIZATION  USA
-------------------------------------------------------------------------------
                     5.  SOLE VOTING POWER  4,785,674
                     ----------------------------------------------------------
   NUMBER OF         6.  SHARED VOTING POWER  1,365,000
   SHARES            ----------------------------------------------------------
   BENEFICIALLY      7.  SOLE DISPOSITIVE POWER  5,749,306
   OWNED BY          ----------------------------------------------------------
   EACH              8.  SHARED DISPOSITIVE POWER  2,407,476 (1,365,000 OF
   REPORTING             WHICH ARE HELD IN A CHARITABLE TRUST OF WHICH MR. AND
   PERSON                MRS. FIREMAN ARE JOINT TRUSTEES)
   WITH
-------------------------------------------------------------------------------
   9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  8,156,782

        (INCLUDES 611,150 SHARES SUBJECT TO STOCK OPTIONS EXERCISABLE WITHIN
        60 DAYS OF DECEMBER 31, 2002 AND 1,365,000 SHARES HELD IN A CHARITABLE TRUST OF WHICH MR. AND MRS. FIREMAN ARE JOINT TRUSTEES)
-------------------------------------------------------------------------------
   10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

        [X]  THE AGGREGATE AMOUNT EXCLUDES THE SHARES OF MRS. FIREMAN.

-------------------------------------------------------------------------------
   11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)   13.6%
-------------------------------------------------------------------------------
   12.  TYPE OF REPORTING PERSON  IN
-------------------------------------------------------------------------------

SCHEDULE 13G
------------


Item 1(a)     Name of Issuer:

              REEBOK INTERNATIONAL LTD.

     1(b)     Address of Issuer's Principal Executive Offices:

              1895 J.W. FOSTER BLVD, CANTON, MA  02021

Item 2(a)     Name of Person Filing:

              PAUL B. FIREMAN

     2(b)     Address of Principal Business Office or, if none,
              Residence: 1895 J.W. FOSTER BLVD, CANTON, MA  02021

     2(c)     Citizenship: USA

     2(d)     Title of Class of Securities: COMMON STOCK

     2(e)     CUSIP Number: 758110100

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

      (a)     [ ]   Broker or dealer registered under section 15 of the Act
                    (15 U.S.C. 78o);

      (b)     [ ]   Bank as defined in section 3(a)(6) of the Act
                    (15 U.S.C. 78c);

      (c)     [ ]   Insurance company as defined in section 3(a)(19) of the Act
                    (15 U.S.C. 78c);

      (d)     [ ]   Investment company registered under section 8 of the
                    Investment Company Act of 1940 (15 U.S.C. 80a-8);

      (e)     [ ]   An investment adviser in accordance with
                    Section 240.13d-1(b)(1)(ii)(E);

      (f)     [ ]   An employee benefit plan or endowment fund in accordance
                    with Section 240.13d-1(b)(1)(ii)(F);

      (g)     [ ]   A parent holding company or control person in accordance
                    with Section 240.13d-1(b)(1)(ii)(G);

      (h)     [ ]   A savings associations as defined in Section 3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i)     [ ]   A church plan that is excluded from the definition of an
                    investment company under section 3(c)(14) of the Investment
                    Company Act of 1940 (15 U.S.C. 80a-3);

      (j)     [ ]   Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).


                                Page 3 of 4 Pages

Item 4(a)     Amount beneficially owned: 8,156,782

     4(b)     Percent of Class: 13.6%

     4(c)     Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote: 4,785,674

              (ii)  shared power to vote or to direct the vote: 1,365,000

              (iii) sole power to dispose or to direct the disposition of:
                    5,749,306

              (iv)  shared power to dispose or to direct the disposition of:
                    2,407,476

Item 5        Ownership of Five Percent or less of a Class:

         If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6        Ownership of more than Five Percent on behalf of another person:
              N/A

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
              Company: N/A

Item 8        Identification and Classification of Members of the Group: N/A

Item 9        Notice of Dissolution of Group: N/A

Item 10       Certifications: N/A


                                    Signature

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                            By:  /s/  Paul B. Fireman
                                                 ------------------------------
                                                 Paul B. Fireman



Dated:  February 12, 2003


                                Page 4 of 4 Pages